Exhibit 99.14

SHARE OPTION AGREEMENT

BIOCERES CROP SOLUTIONS CORP.

“Beneficiary”:	Federico Trucco
“Number of Shares Subject to Option”:	300,000 ordinary shares par value US$ 0.0001 per share
“Option Exercise Price” per each Share Subject to Option:	US$ 4.55
“Date of Grant”:	June 18, 2019
“Vesting Schedule”:	Pursuant to Appendix I
“Expiration Date”:	October 31, 2029.

Under the terms and conditions of this Share Option Agreement (the “Agreement”) entered into between Bioceres Crop Solutions Corp. (the “Company”) and the Beneficiary (as defined in the heading, together with the Company, the “Parties”), in his capacity as member of the Board of Directors of the Company (the “Eligible Position”) under which the Company provides the Beneficiary with an option to acquire Company shares (the “Option”). The Beneficiary may acquire all or part of the Shares Subject to Option at the Exercise Price of the Option, in accordance with the Vesting Schedule (all capitalized terms as defined in the heading section), subject to the terms and conditions set forth in this Agreement.

1.            Option Right

Subject to the compliance with the conditions set forth in this Agreement, the Option may be exercised pursuant the Vesting Schedule of Appendix I. Under no circumstances will the Shares Subject to Option be acquired, accrued, earned, accumulated or otherwise be due to the Beneficiary, on a date other than as provided in the Vesting Schedule, it being understood that no Shares Subject to Option shall be acquired, accrued, earned or accumulated on a monthly, quarterly, biannual or annual basis, unless the terms and conditions are met. Moreover, the Option is granted pro-rata to time served.

2.            Option Exercise

(a)          Exercise Notice. In order to exercise the Option, and provided the Beneficiary has complied with the conditions set out in this Agreement, the Beneficiary shall send a notice to the Company’s Compensation Committee (the “Committee”), in a form substantially similar to the form attached hereto as Appendix II (the “Exercise Notice”) stating the exercise of the Option.

(b)          Payment. Subject to the provisions of this Agreement and when the Exercise Notice is received duly executed by the Beneficiary, the Shares Subject to Option shall be exercised on a “cashless basis”, that is, by the issuance of the ordinary shares of the Company (“Ordinary Shares”) equivalent to the difference between the Option Exercise Price and the “Fair Market Value” for each Share Subject to Option. Solely for purposes of this Section 2(b), the “Fair Market Value” shall mean the volume weighted average price (“VWAP”) of the Ordinary Shares during a twenty-day period to the date of exercise.

(c)          Taxes. The Beneficiary understands and accepts that in the event that the exercise of the Option generates an economic benefit, this may be subject to applicable deductions under current legislation, including social security and income taxes, which will be in charge of the Beneficiary.

(e)          Options Not Exercised by the Vesting Date. Notwithstanding any other provisions of this Agreement, the Option will be exercisable until the Expiration Date.

(f)           Expiry for Death of the Beneficiary. In the event that the Beneficiary leaves his Eligible Position due to his death, the Beneficiary’s heirs or legatees, whether by means of a will or pursuant to applicable inheritance laws, may exercise the Option on the Vesting Schedule, provided that the other conditions set out in this Agreement and applicable law are met.

3.           Certain Restrictions. The Beneficiary shall be bound by the Insider Trading Policies of the Company in force from time to time, as applicable.

4.           Amendments. This Agreement may be amended by written consent of the Parties.

5.           Applicable Law. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties agree that any action, proceeding, or claim arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and each irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The parties hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the parties may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the parties in any action, proceeding, or claim.

6.            Notices

Any notice, statement, or demand authorized by this Warrant Agreement to be given or made shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed, until another address is filed in writing), as follows:

Bioceres Crop Solutions Corp.
Ocampo 210bis,
Rosario, 2000
Argentina

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Federico Trucco
Ocampo 210 bis Predio CCT, Rosario 2000,
Argentina

7.            Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first below written.

BIOCERES CROP SOLUTIONS CORP.

/s/Federico Trucco
By:
Name:	Federico Trucco
Title:	President & CEO
Date:	December 6, 2019

/s/Carlos Federico Trucco
Carlos Federico Trucco
Title:	President - Beneficiary
Date:	December 6, 2019

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Appendix I

Vesting Schedule

Vesting Schedule	Shares Subject to Option
June 18, 2020	100,000
June 18, 2021	100,000
June 18, 2022	100,000

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Appendix II

FORM OF NOTICE OF EXERCISE

[●]

BIOCERES CROP SOLUTIONS CORP.
Ocampo 210 bis, Rosario
Santa Fe
Attn.: Compensation Committee

CC. CFO / Legal Department

Ref.: Notice of Exercise

Dear Sir/Madam

I am pleased to notify Bioceres Crop Solutions Corp. (the “Company”) regarding the option to purchase shares of the Company (the “Option”) that was issued on my behalf under the Share Option Agreement dated November [●], 2019 (the “Agreement”) under the following terms and conditions as set forth in the Agreement:

“Beneficiary”:

“Number of Shares Subject to Option”:

“Option Exercise Price”
Per each Share Subject to Option:

“Date of Grant”:

“Vesting Date”:

This is sent in compliance with clause 2(a) of the Agreement, in order to notify the Company of my intent to exercise the Option for [●] Shares Subject to Option.

I hereby acknowledge and accept all terms and conditions in the Agreement

The terms indicated in capital letters not defined in this document shall have the meaning assigned to them by the Agreement, accordingly.

Sincerely,

BENEFICIARY

Name:
Beneficiary’s Address:

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